SEC
Division of Corporation Finance
Office of Disclosure Support
RECEIVED

OCT 7 2019

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 728

CAD600,000,000 1.70 percent Notes due October 10, 2024

Filed pursuant to Rule 3 of Regulation IA

Dated: October 4, 2019

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of CAD600,000,000 1.70 percent Notes due October 10, 2024, Series No. 728 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated October 4, 2019 (the "Terms Agreement") and the Pricing Supplement dated October 4, 2019 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 99.824%	0.10%	99.724%
Total: CAD598,944,000.00	CAD600,000.00	CAD598,344,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See Item 1 "Use of Proceeds" under "General Information / Additional Information Regarding the Notes" in the attached Pricing Supplement.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 11, 2019
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

March 11, 2019

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

SEC Mail Processing

OCT 0 7 2019

Washington, DC

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 728

CAD600,000,000 1.70 percent Notes due October 10, 2024

Issue Price: 99.824 percent

Application has been made for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
Regulated Market

RBC Capital Markets
Scotiabank
TD Securities

The date of this Pricing Supplement is October 4, 2019.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	728
2.	Aggregate Principal Amount:	CAD600,000,000
3.	Issue Price:	CAD598,944,000 which is 99.824 percent of the Aggregate Principal Amount
4.	Issue Date:	October 10, 2019
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below See also "Additional Information regarding the Description of the Notes—Form, Denomination and Registration" below.
6.	Authorized Denomination(s) (Condition 1(b)):	CAD1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	Canadian Dollars ("CAD") being the lawful currency of Canada

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

8. Specified Principal Payment
    Currency
    (Conditions 1(d) and 7(h)):   CAD

9. Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):   CAD

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate):   October 10, 2024

11. Interest Basis
    (Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):   Issue Date (October 10, 2019)

13. Fixed Interest Rate (Condition 5(I)):

    (a) Interest Rate: 1.70 percent per annum

    (b) Fixed Rate Interest Payment   Semi-annually in arrears on April 10 and
        Date(s):   October 10 in each year, commencing on April
                                               10, 2020, up to and including the Maturity Date.

                                               Each Interest Payment Date is subject to the
                                               Following Business Day Convention with no
                                               adjustment to the amount of interest otherwise
                                               calculated.

    (c) Fixed Rate Day Count   Actual/Actual Canadian Compound Method,
        Fraction(s):   which means when calculating interest for a full
                                               semi-annual fixed rate interest period, the day
                                               count convention is 30/360 and when calculating
                                               interest for a period other than a full semi-annual
                                               fixed rate interest period, the day count
                                               convention is Actual/365 (Fixed).

14. Relevant Financial Center: London, Toronto, New York

15. Relevant Business Days: London, Toronto, New York

16. Issuer's Optional Redemption
    (Condition 6(e)):   No

17. Redemption at the Option of the
    Noteholders (Condition 6(f)):   No

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

18.	Governing Law:	New York

19. Selling Restrictions:

(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
(c) Canada:	Each of the Managers severally acknowledges, represents and agrees that (a) no prospectus has been filed with any securities commission or similar authority in Canada in connection with the issue and sale of the Notes, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada or to a resident of Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through an appropriately registered dealer or in accordance with an available exemption from the dealer registration requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

20. Amendment to Condition 7(h):

The following shall apply to Notes any payments in respect of which are payable in a Specified Currency other than United States Dollars:

Condition 7(h) is hereby amended by **deleting the words** *"the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day"* and **replacing them with the words** *"a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent as of the second Business Day prior to such payment, or, if the Calculation Agent determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant"*.

If applicable and so appointed, and unless otherwise defined herein, the "Calculation Agent" referred to in amended Condition 7(h) shall be the Global Agent under the Bank's Global Debt Program – namely, Citibank, N.A., London Branch, or its duly authorized successor.

Other Relevant Terms

1. Listing:

Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	CDS Clearing and Depository Services Inc. ("CDS") and through direct or indirect participation in CDS: DTC, Euroclear Bank SA/NV and Clearstream Banking S.A.
		For Clearance and Settlement Procedures, see "Additional Information regarding Clearing and Settlement" below.
3.	Syndicated:	Yes

4. If Syndicated:

	(a) Liability:	Several and not joint
	(b) Managers:	RBC Dominion Securities Inc. Scotiabank Europe plc The Toronto-Dominion Bank
5.	Commissions and Concessions:	0.10% of the Aggregate Principal Amount
6.	Estimated Total Expenses:	None. The Managers have agreed to pay for certain expenses related to the issuance of the Notes.

7. Codes:

	(a) Common Code:	206281324
	(b) ISIN:	CA458182EA63
	(c) CUSIP:	458182EA6
8.	Identity of Managers:	RBC Dominion Securities Inc. Scotiabank Europe plc The Toronto-Dominion Bank

9. Provisions for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	No

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

<table>
<tr><td>(c) Other Registered Global Notes:</td><td>Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto. See "Additional Information regarding the Description of the Notes—Form, Denomination and Registration" below.</td></tr>
</table>

General Information

Additional Information Regarding the Notes

1.   The language set out under the heading "Use of Proceeds" in the Prospectus shall be deleted in its entirety and replaced by the following:

"The net proceeds from the sale of the Notes will be included in the ordinary capital resources of the Bank and, will not be committed or earmarked for lending to, or financing of, any specific loans, projects or programs. The Bank, in partnership with its member countries, works to reduce poverty and inequalities in Latin America and the Caribbean by promoting economic and social development in a sustainable, climate friendly way.

The Bank's strategic priorities include social inclusion and inequality, productivity and innovation and economic integration along with three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. Each strategic priority of the Bank aligns to at least one of the United Nations Sustainable Development Goals ("SDGs"), with all goals covered within the Bank's institutional strategy, which may be adapted from time to time should the United Nations SDGs definition evolve.

All projects undertaken by the Bank go through the Bank's rigorous sustainability framework. The framework tracks measurable results, adherence to lending targets and the effectiveness of its environmental and social safeguards. The Bank's administrative and operating expenses are currently covered entirely by the Bank's various sources of revenue, consisting primarily of net interest margin and investment income (as more fully described in the Bank's Information Statement)."

2.   Matters relating to MiFID II

The Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

MiFID II product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the manufacturers' product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as

defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

2.   United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the United States federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable United States federal, state, and local tax laws and non-United States. tax laws and possible changes in tax laws.

Because the Notes are denominated and payable in the Canadian Dollar, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of "—Payments of Interest", in "—Purchase, Sale and Retirement of the Notes" and in "—Exchange of Amounts in Other Than U.S. Dollars" under the "United States Holders" section.

Upon the sale or retirement of the Notes, a United States holder will generally recognize gain or loss equal to the difference, if any, between the United States dollar value of the amount realized by such holder, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and such holder's tax basis in the Notes. A United States holder's adjusted tax basis in the Notes generally will equal the United States dollar cost of the Notes to the United State holder. Such gain or loss will be capital gain or loss except to the extent attributable to changes in exchange rates. Capital gain of individual taxpayers from the sale or retirement of the Notes will generally be treated as long-term capital gain or loss to the extent the United States holder has held the Notes for more than one year. Long-term capital gain of individual taxpayers may be eligible for reduced rates of taxation. The deductibility of capital loss is subject to significant limitations.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income, foreign currency gain and its capital gains from the disposition of Notes, unless such interest income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the Notes are denominated in a foreign currency, a United States holder (or a non-United States holder that holds the Notes in connection with a United States trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed under the "Tax Matters" section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is U.S.$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Additional Information regarding the Description of the Notes

Form, Denomination and Registration

The Notes will be issued in the form of a fully registered global note registered in the name of CDS & CO., as nominee of CDS and held by CDS (the "Global Note"). Beneficial interests in the Global Note will be represented through book-entry accounts of financial institutions acting

9

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Note directly through any of CDS (in Canada), DTC (in the United States) or Clearstream Banking S.A. or Euroclear Bank SA/NV (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. DTC will hold interests on behalf of its participants directly through its account at CDS and Clearstream Banking S.A. and Euroclear Bank SA/NV will hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("Canadian Subcustodians"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below under "Definitive Certificates", owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Global Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. (or such other nominees of CDS as an authorized representative of CDS may advise) for the benefit of owners of beneficial interests in the Global Note, including participants of DTC, Clearstream Banking S.A. and Euroclear Bank SA/NV.

Definitive Certificates

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the following limited circumstances:

(i) CDS notifies the Bank that it is unwilling or unable to continue as depository for the Notes and a successor depository is not appointed by the Bank within 90 working days after receiving such notice; or (ii) CDS ceases to be a recognized clearing agency under applicable provincial or Canadian federal securities legislation and no successor clearing system satisfactory to the Bank is available within 90 days after the Bank becoming aware that CDS is no longer so recognized, the Bank will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, the Global Note. The Bank may also at any time and in its sole discretion determine not to have any of the Notes held in the form of the Global Note and, in such event, will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, such Global Note.

Additional Information regarding Clearing and Settlement

Links have been established among CDS, DTC, Clearstream Banking S.A. and Euroclear Bank SA/NV to facilitate initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to DTC and linked to Clearstream Banking S.A. and Euroclear Bank SA/NV through the CDS accounts of their respective Canadian Subcustodians.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

The Clearing Systems

CDS was formed in November 2006 pursuant to the restructuring of The Canadian Depository for Securities Limited ("CDS Ltd.") After the restructuring, CDS Ltd., incorporated in 1970, remains the holding company for CDS and two other operating subsidiaries. CDS is Canada's national securities clearing and depositary services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants ("CDS Participants") include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include certain of the Managers. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depositary.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream Banking S.A. participants and or Euroclear Bank SA/NV participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Banking S.A. and Euroclear Bank SA/NV and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and DTC, Clearstream Banking S.A. or Euroclear Bank SA/NV. Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through DTC, Clearstream Banking S.A. or Euroclear Bank SA/NV participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. DTC participants, Clearstream Banking S.A. participants and Euroclear Bank SA/NV participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream Banking S.A. or Euroclear Bank SA/NV as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream Banking S.A. participants or Euroclear Bank SA/NV participants on such business day. Cash received in Clearstream Banking S.A. or Euroclear Bank SA/NV as a result of sales of Notes by or through a Clearstream Banking S.A. participant or a Euroclear Bank SA/NV participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream Banking S.A. or Euroclear Bank SA/NV cash account only as of the business day following settlement in CDS.

Transfers Between DTC, Clearstream Banking S.A. or Euroclear Bank SA/NV. Cross-market transfers between Clearstream Banking S.A., Euroclear Bank SA/NV and DTC participants will be effected in CDS.

When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream Banking S.A. participant or Euroclear Bank SA/NV participant, the DTC participant will transmit instructions to DTC on settlement date and the Clearstream Banking S.A. participant or Euroclear Bank SA/NV participant will transmit instructions to Clearstream Banking S.A. or Euroclear Bank SA/NV at least one business day prior to the settlement date. One business day prior to settlement date Clearstream Banking S.A. and on settlement date Euroclear Bank SA/NV, will transmit trade instructions to its respective Canadian Subcustodian. The beneficial interests in the Notes and payments for such beneficial interests will be transferred in CDS by DTC and the respective Canadian Subcustodians for Clearstream Banking S.A. and Euroclear Bank SA/NV.

Although CDS, DTC, Clearstream Banking S.A. and Euroclear Bank SA/NV have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of CDS, DTC, Clearstream Banking S.A. and Euroclear Bank SA/NV, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Additional Information regarding Currency Conversions

Currency Conversions

Initial purchasers are required to make payment in Canadian dollars. The Managers are prepared to arrange for the conversion of U.S. dollars into Canadian dollars to enable United States investors to make payment in Canadian dollars. Each such conversion will be made by such Manager on such terms and subject to such conditions, limitations and charges as such Manager may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable United States laws and regulations. All costs of conversions will be borne by such investors. See "Certain Risk Factors—Exchange Rate Risks and Exchange Controls" in the Prospectus.

Principal and interest payments in respect of the Notes (including Notes in definitive form issued in exchange for the Global Note as described above under "Definitive Certificates") are payable in Canadian dollars, but owners of beneficial interests in Notes held through DTC ("DTC Beneficial Owners") will receive such payments in U.S. dollars, unless they elect,

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

through DTC and its participants, to receive payments in Canadian dollars as set forth below. Payments of principal and interest on Notes held through DTC will be converted to U.S. dollars in accordance with procedures established from time to time by CDS and DTC and paid to Cede & Co. for payment to DTC Beneficial Owners. All costs of such conversion will be borne by DTC Beneficial Owners receiving U.S. dollars by deduction from such payments. If there is no facility in place between CDS and DTC for the exchange of Canadian dollars into U.S. dollars, payment of the aggregate amount due to all DTC Beneficial Owners on the payment date will be made in Canadian dollars outside of DTC, unless alternative arrangements acceptable to both CDS and DTC are made by the Bank. A DTC Beneficial Owner may elect to receive payment in respect of the principal of or interest on the Notes in Canadian dollars by notifying the DTC participant through which its Notes are held on or prior to the applicable record date (in the case of an interest payment) or at least fifteen days prior to maturity (in the case of a principal payment) of (i) such DTC Beneficial Owner's election to receive all or a portion of such payment in Canadian dollars and (ii) wire transfer instructions to a Canadian dollar account with respect to any payment to be made in Canadian dollars. Such DTC participant must notify DTC of such election and wire transfer instructions on or prior to the third New York business day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify CDS of such election and wire transfer instructions on or prior to the fifth New York business day after such record date for any payment of interest and on or prior to the tenth day prior to the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to CDS, on or prior to such dates, the DTC Beneficial Owner will receive payment in Canadian dollars outside of DTC; otherwise only U.S. dollar payments will be made through DTC. In this paragraph, "New York business day" means a day on which banking institutions in New York, New York are not authorized or obligated by law or regulation to close.

Investors will be subject to foreign exchange risks as to payments in respect of principal and interest that may have important economic and tax consequences to them.

INTER-AMERICAN DEVELOPMENT BANK

By: _____
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No: 728
CAD600,000,000 1.70 percent Notes due October 10, 2024

DC_LAN01:379610.2

TERMS AGREEMENT NO. 728 UNDER
THE PROGRAM

SEC Mail Processing

OCT 07 2019

Washington, DC

October 4, 2019

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's CAD600,000,000 1.70 percent Notes due October 10, 2024 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on October 10, 2019 (the "Settlement Date"), at an aggregate purchase price of CAD598,344,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by each of the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities,

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financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.   The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.824 percent of the aggregate principal amount (CAD598,944,000) less a combined management and underwriting commission and selling concession of 0.10 percent of the aggregate principal amount (CAD600,000). For the avoidance of doubt, the Managers' aggregate purchase price after the above adjustment is CAD598,344,000.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (CAD)
RBC Dominion Securities Inc.:	200,000,000
Scotiabank Europe plc:	200,000,000
The Toronto-Dominion Bank:	200,000,000
Total:	**600,000,000**

2.   Payment for the Notes shall be made on the Settlement Date by The Toronto-Dominion Bank to the Bank by transfer in immediately available funds to an account designated by the Bank. The Notes shall be issued in the form of a registered global note which shall be registered in the name of CDS & CO. as nominee for CDS Clearing and Depository Services Inc. Delivery of the Notes shall be made to Scotia or to their order for the respective accounts of the several Managers on the Settlement Date.

3.   The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

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4.   In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Managers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

>   Inter-American Development Bank
>   1300 New York Avenue, N.W.
>   Washington, D.C. 20577
>   Attention: Finance Department,
>   Cash Management and Settlements Group
>   Email: FIN_CMO@iadb.org
>   Telephone: 202-623-3131

FOR THE MANAGERS:

>   c/o The Toronto-Dominion Bank
>   60 Threadneedle Street
>   London EC2R 8AP
>   United Kingdom
>   Attention: Origination and Syndication Desk
>   Email: TMG@tdsecurities.com
>   Telephone: +44 (0) 20 7628 2262

6.   If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such

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default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions:

> (i) each of the undersigned hereby:

>> a. acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material;

>> b. severally acknowledges, represents and warrants that (a) no prospectus has been issued or will be filed with any securities commission or similar authority in Canada in connection with the issue and sale of the Notes, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada or to a resident of Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through an appropriately registered dealer or in accordance with an available exemption from the dealer registration requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws; and

>> c. represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

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8. The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "Product Governance Rules") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(i) each of Scotiabank Europe plc and The Toronto-Dominion Bank (each a "Manufacturer" and together "the Manufacturers") acknowledges to the other Manufacturers that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii) RBC Dominion Securities Inc. notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes,

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

9. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

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a. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c. the cancellation of the BRRD Liability;

d. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(ii) the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

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"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any of the undersigned.

10. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Managers are or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

      (i)   in the event that any Manager is a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

      (ii)   in the event that any Manager is a Covered Entity or a Covered Affiliate of such Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

a "<u>covered entity</u>" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

a "<u>covered bank</u>" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

a "<u>covered FSI</u>" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

DC_LAN01:379608.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

RBC DOMINION SECURITIES INC.
SCOTIABANK EUROPE PLC
THE TORONTO-DOMINION BANK
(the "Managers")

BY: THE TORONTO-DOMINION BANK

By:

Name: Beverley Tyrrell
Title: Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: _____

     Name: Gustavo Alberto De Rosa
     Title: Chief Financial Officer and
                 General Manager, Finance Department